 300 Stony Point Rd. #249 Petaluma, CA 94952 USA
Tel: (707)-525-8658

October 27, 2017

Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities Commission
100 F Street NE
Washington, D.C. 20549

ZAP
Form 10-K for Fiscal Year Ended December 31, 2016
Filed June 30, 2017
File No. 001-32534

Dear Mr. Shenk,

We are responding herewith to your letter of September 28, 2017.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1.             Neither ZAP (“Company”) or it subsidiary Zhejiang Jonway Automobile Co. Ltd (“ Jonway Auto”) have any knowledge of any sales to Sudan or any contact, direct or indirect, with Sudan, or any clients or other country into which Dongfeng (Shiyan) Special Commercial Vehicles Co., Ltd, an affiliate of Dong Feng Motors, may sell its vehicles to end users.

The relationship between Jonway Auto and Dongfeng (Shiyan) Special Commercial Vehicles Co. Ltd (Dongfeng Shiyan) is that of an OEM manufacturer of component parts for electric vehicles.  Jonway Auto manufactures the vehicle frame and on-board electronics according to specifications provided by Dong Feng Motors.  Jonway Auto does not manufacture a complete vehicle under its agreement   with Dongfeng Shiyan.  In accordance with the agreement, Dongfeng Shiyan installs the vehicles’ lithium batteries and completes the final assembly of the vehicles.  Dongfeng Shiyan would register its vehicles using its own company’s registration VIN and its own logo. The battery charging components supplied by Jonway Auto under the agreement are only usable for charging stations in the People’s Republic of China (“PRC”).  Jonway Auto designed and configured the electronics and charging adaptors to be suitable solely for electric vehicles to be assembled for sale in the PRC. The understanding of the OEM agreement between Jonway Auto and Dengfeng Shiyan is that the completed vehicles finished by Dengfeng Shiyan will only be sold in China.

Jonway Auto’s manufacturing agreement is with Dongfeng (Shiyan) Special Commercial Vehicle Co. Ltd., a subsidiary of Dongfeng Auto Group).  This is an affiliate or subsidiary of Dong Feng Motors, whose complete name is Dongfeng Automotive Group Corporation.  The agreement with Dongfeng Shiyan is solely for sale by Dongfeng Shiyan and does not give any authorization for assembly by any other Dong Feng Motors affiliates or subsidiaries to use or sell or modify. Jonway Auto has no knowledge of, or control over, any sale of its OEM components supplied to Dongfeng Shiyan sold outside of the PRC.

2.             Please see the response to comment 1 above.

Business, page 5

Sales and Marketing, page 10

3.             The present financial condition of the Company is unable to support marketing, sales or direct distribution of vehicles that it manufactures. Presently, the Company is solely an OEM component manufacturer and supplier and responds to orders and specifications   provided by its contracting counterparties. The Company will include revised disclosures in its future filing, as appropriate.

Corporate Governance, page 88

4.             The Company is presently re-examining its overall business model and strategies and is in the process of updating its website.

Exhibits

5.          ZAP will prepare and file an amended 10-K report which will include all omitted material credit agreements.

Exhibit 32

6.          The amended 10-K report will included a revised certification that refers to the correct fiscal year end of December 31, 2017.

Very truly yours,

/s/ Michael Ringstad

 Chief Financial Officer